FURTHER ANNOUNCEMENT TO STOCK EXCHANGES

6 JANUARY 2003 @ 10.48AM

In response to a request from the Australian Securities and Investments Commission the following announcement is being made by way of clarification.

The resignation of Mr Brian Gilbertson from the BHP Billiton Group announced earlier today, is not related to any concerns by the Board about the financial performance of the Group.

As announced earlier today Mr Gilbertson's resignation will not result in any change in the Company's strategy nor in initiatives previously announced.

The Company's half year preliminary profit announcement will be made, as scheduled, on 24 February 2003.

Karen J Wood
Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia